CUSIP No. B6S7WD106	13G	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nyxoah SA

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

B6S7WD106

(CUSIP Number)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B6S7WD106	13G	Page 2 of 5

1.	Names of Reporting Persons ResMed Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,499,756
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,499,756
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,756
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.38% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Based on an aggregate amount of 27,393,823 ordinary shares (“Ordinary Shares”) of Nyxoah SA (the “Issuer”), of which 25,846,279 Ordinary Shares stated to be outstanding in the Issuer’s Form 20-F furnished to the Securities and Exchange Commission (“SEC”) on March 22, 2023 and an additional 2,047,544 Ordinary Shares issued pursuant to a private placement financing on March [30], 2023.

CUSIP No. B6S7WD106	13G	Page 3 of 5

Item 1.

(a)	Name of issuer

Nyxoah SA (the “Issuer”).

(b)	Address of issuer’s principal executive offices

Rue Edouard Belin 12

1435 Mont-Saint-Guibert, Belgium

Item 2.

(a)	Name of person filing

ResMed Inc. (the “Reporting Person”).

(b)	Address or principal business office or, if none, residence

9001 Spectrum Center Blvd.

San Diego, CA 92123

(c)	Citizenship

Delaware

(d)	Title of class of securities

Ordinary Shares

(e)	CUSIP No.

B6S7WD106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

(a)	Amount beneficially owned: 1,499,756 Ordinary Shares

(b)	Percent of class: 5.38%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,499,756

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 1,499,756

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. B6S7WD106	13G	Page 4 of 5

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. B6S7WD106	13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2023

RESMED INC.

By:	/s/ Brett Sandercock
Name: Brett Sandercock
Its: Chief financial officer